Exhibit 12(d)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended					Three Months Ended
	December 31,					March 31,
	2013	2014	2015	2016	2017	2018

Fixed charges, as defined:
Total interest	$16,892	$16,820	$17,312	$21,061	$21,281	$5,279
Interest applicable to rentals	635	620	676	422	955	259

Total fixed charges, as defined	17,527	17,440	17,988	21,483	22,236	5,538

Preferred dividends, as defined (a)	1,569	1,569	1,569	1,569	1,367	—

Combined fixed charges and preferred dividends, as defined	$19,096	$19,009	$19,557	$23,052	$23,603	$5,538

Earnings as defined:

Net income	$12,608	$31,030	$44,925	$48,849	$44,553	$10,882
Add:
Provision for income taxes:
Total	2,277	13,450	25,190	28,705	33,278	2,629
Fixed charges as above	17,527	17,440	17,988	21,483	22,236	5,538

Total earnings, as defined	$32,412	$61,920	$88,103	$99,037	$100,067	$19,049

Ratio of earnings to fixed charges, as defined	1.85	3.55	4.90	4.61	4.50	3.44

Ratio of earnings to combined fixed charges and preferred dividends, as defined	1.70	3.26	4.50	4.30	4.24	3.44

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.